

ONE FOR ALL

BIRCUS

20 BREWING COMPANY 15

OUR HISTORY

★ **Beer +Circus**

  ☆ Roots in Belgium

★ **Ludlow, KY**

  ☆ Enter Circus Mojo 2009

★ **Strong revenue growth**

  year after year



OUR HISTORY

★ **2016**– First crowdfunded brewery in USA

★ **2017**– Sold first beer

   ☆ Took 18mo to get off the ground

   ☆ 10 methodical years of business building

★ **2019**– purchased 2–14Hwy Ave



OUR HISTORY

★ **Pandemic**

  ☆ Corned Dogs, Dogless Corn,

    & Cornless Dogs

  ☆ Launch Pizzeria

      ◻ DIY Pizza Oven

★ **2021**– Covington Opens

★ **2022**– New, Professional Pizza Oven 🔥











OUR TEAM

★ **Brewmaster** JD Angell

★ **General Manager** Stephanie Gruber

★ **Brand Lead** Jillian Francois

★ **Event Coordinator** Ginny Gribbon

★ **Sales & Retail** Matt Cremeans

★ **Pizza Juggler** Damien Berkheimer

OUR INVESTORS

- ★ **328Investors to Date**
- ★ **From $250 – $70,0000**
- ★ **Bring in additional investors / group**
  - ☆ CreatingManagement Board



Enjoy
BIRCUS
Beer

ONE FOR ALL
BIRCUS
BREWING COMPANY
www.BIRCUS.com
The Brewery
LUDLOW
LUDLOW KENTUCKY
322 ELM ST. 41016
MISS PATTERSON





LUDLOW

- ★ **Supper Clubs – French Circus**
    - ☆ **Zero Food Waste**
    - ☆ **Sells out every time**
    - ☆ **Attendees from all over Cincinnati**
- ★ **Wrestling**
- ★ **Circus Opera**
- ★ **Wedding & Corp Brews**
    - ☆ **Custom Labels**
    - ☆ **Custom Brews**

A PROPER KITCHEN

- Currently working to build a more robust kitchen at the Ludlow Theatre for extending concession and dining offerings.
- Kitchen Expansion Permits Approved


EAST ELEVATION
SOUTH ELEVATION
WEST ELEVATION
NORTH ELEVATION
REVISIONS
BIRCUS BREWING CO.
Daniel L. Rich Architect
A201

BIRCUS BREWING COMPANY

UPCOMING OPPORTUNITIES

BIRCUS EVENT CENTER

BIG BLUE

- ★ Moving the brewery and beer manufacturing to 2-14HWY Ave
- ★ Eventually creating a destination and venue for events (once zoning approved)

BIRCUS BREWING COMPANY

EXPERIMENTAL BREWERY

★ Alloy + Kroger
  ☆ Turning unmarketable bread into beer
★ Alloy Development Co. is a marketplace where organizations, businesses and communities can find the resources they need to grow. We are a commercial capital lender, a growth lab for startups, and an economic development partner all under one roof, which makes us an active and influential business partner, able to assist any organization at any stage of growth.



DIFFERENTIATING COVINGTON

- Position as Pizza location
  - Served with Bircus Brew
- Pizza by the slice
- Roadmap available here


GOALS
SHORT-TERM GOALS
LONG-TERM GOALS
SHORT-TERM OBJECTIVES
STRATEGY
COVINGTON REPOSITI
INITIAL DRAFTS AND SKETCHES
DESIGN REVISIONS
FINAL PRODUCTION
BRAND GUIDELINES DOCUMENT
DELIVERABLES
COST
$17,250
STRATEGY
MARKETING PHASE 1 – RUNS CONCURRENTLY WITH WEBSITE DESIGN + DEVELOPMENT
OPTIMIZE GOOGLE BUSINESS LISTING
We update and optimize the current Bircus Covington Google Business Listing according to best practice standards. This includes adding any relevant imagery, updating descriptions, and adding pertinent business details. This brings value to both the organic search rankings and general awareness to search users.
SOCIAL MEDIA PROFILE UPDATES
We will update or merge any Bircus Covington social media accounts to reflect the new positioning. This provides the needed consistent brand representation across all channels, and continues to put you in front of your customers.
GOOGLE SEARCH ENGINE MARKETING (SEM) CAMPAIGN
Creating 4-8 text based and responsive search ads that will be served to targeted audiences based on our keyword research, we will boost the initial Search Engine Optimization (SEO) at the launch of the websites. These won't go live until the sites are live.
Recommended Ad Budget TBD not included
BIRCUS
9

BIRCUS
BREWING COMPANY



NOSE AND TAIL WINERY

★ Owner Maureen Henry has all equipment to make fine wines

★ Expansion with wine partner







ONE FOR ALL

BIRCUS

BREWING COMPANY





